UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

(AMENDMENT NO. 4)

BAYHAWK ALES, INC.

(Name of Subject Company (Issuer))

EVANS BREWING COMPANY INC.

(OFFEROR)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

NONE
(CUSIP Number of Class of Securities)

C. Parkinson Lloyd, Esq.

Kirton | McConkie

50 East South Temple Street, Suite 400

Salt Lake City, UT 84111

(801) 328-3600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$ 1,048,950	$ 121.89

*	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The proposed maximum aggregate offering price for the common stock is equal to the book value of the shares of Bayhawk Ales, Inc., common stock to be received by the registrant, assuming full participation by all Bayhawk Ales, Inc., stockholders.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162. Fee paid with initial filing. No additional fee due.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $121.89	Filing Party: Evans Brewing Company Inc.
Form or Registration No.: S-4, 333-201771	Date Filed: January 30, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 4 supplements and amends the Tender Offer Statement on Schedule TO filed on September 22, 2015 with the Securities and Exchange Commission by Evans Brewing Company Inc. a Delaware corporation (“EBC”) in connection with an offer (the “Exchange Offer”) by EBC to exchange up to 4,448,624 shares of common stock, $0.0001 par value per share (the “Exchange Shares”) for up to 4,448,624 shares of common stock, $0.001 par value per share (the “Shares”), of Bayhawk Ales, Inc., a Delaware corporation (“Bayhawk”), at an exchange ratio of one (1) share of EBC common stock for each one (1) shares of Bayhawk common stock, upon the terms and subject to the conditions set forth in the Asset Purchase and Share Exchange Agreement by and between EBC and Bayhawk, dated October 15, 2014, as amended (the “Asset Purchase Agreement”). EBC filed a copy of the Asset Purchase Agreement as an annex to a combination registration statement and proxy statement on Form S-4 (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 30, 2015. The Registration Statement contains additional information relating to the Exchange Offer by EBC. The Registration Statement was amended on April 30, 2015, and May 6, 2015; a third amendment was filed on June 19, 2015 (“Amendment No. 3”); and a fourth amendment was filed on July 14, 2015 (“Amendment No. 4”). The Registration Statement was declared effective on August 10, 2015, and EBC filed a form of prospectus on August 17, 2015, together with four prospectus supplements (collectively, the “Prospectus”).

The Exchange Offer terminated on December 2, 2015 (the “Expiration Date”), in accordance with its terms. As of the Expiration Date, a total of 4,033,863 Bayhawk Shares were validly tendered pursuant to the Exchange Offer and not withdrawn. On of December 2, 2015, in accordance with the terms of the Exchange Offer, EBC’s transfer agent, Premier Stock Transfer, LLC, accepted on behalf of EBC the 4,033,863 Bayhawk Shares, and issued 4,033,863 shares of EBC common stock pursuant to the Registration Statement.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2015

Evans Brewing Company Inc.

By:	/s/ Michael J. Rapport
Michael J. Rapport, President

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